FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

 of the Securities Exchange Act of 1934

FOR THE MONTH OF MARCH, 2021

COMMISSION FILE NUMBER  1-15150

The Dome Tower

 Suite 3000, 333 – 7th Avenue S.W.

 Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

The exhibits to this report shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements under the Securities Act of 1933 on Form F-10 (File No. 333-231548) and Form S-8 (File Nos. 333-200583 and 333-171836).

EXHIBIT INDEX

Exhibit 99.1 - Notice of Annual Meeting of Shareholders

Exhibit 99.2 - Information Circular and Proxy Statement

Exhibit 99.3 - Form of Proxy

Exhibit 99.4 - Notice and Access Notification to Beneficial Shareholders

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS CORPORATION

BY:	/s/ David A. McCoy
David A. McCoy
Vice President, General Counsel & Corporate Secretary

DATE: March 16, 2021